LIVE NATION ENTERTAINMENT, INC.

9348 Civic Center Drive

Beverly Hills, California 90210

May 9, 2011

VIA EDGAR AND FACSIMILE

Linda Cvrkel

Claire Erlanger

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Live Nation Entertainment, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2010 (the “2010 10-K”)
Filed February 28, 2011
File No. 001-32601

Dear Ms. Cvrkel and Ms. Erlanger:

The Company has received the letter dated April 29, 2011 from the staff of the Securities and Exchange Commission regarding the staff’s review of the Company’s 2010 10-K. The Company has requested an extension of the deadline for responding to the letter and, per a voicemail message from Ms. Erlanger to me, a two week extension has been granted. In accordance with such extension, the Company will provide its response to the letter via EDGAR no later than May 27, 2011.

The Company appreciates your consideration, and continues to diligently prepare a response. If you have any additional questions or comments regarding the 2010 10-K, please contact me at (310) 867-7047, or Brian Capo, the Company’s Chief Accounting Officer, at (713) 693-2626.

Very truly yours,

Live Nation Entertainment, Inc.

By:	/s/ Kathy Willard
	Name:	Kathy Willard
	Title:	EVP & Chief Financial Officer